CONSENT OF SIMON HITCHMAN

The undersigned hereby consents to: (i) the inclusion of the information related to mineral resource estimates for Kirkland Lake Gold Ltd.’s (the “Company”) Fosterville gold mine located in the State of Victoria, Australia, contained in the Company’s Annual Information Form for the year ended December 31, 2019 (the “AIF”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2019, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission; and (ii) the use of my name in the AIF and the 40-F.

signed “Simon Hitchman”
Simon Hitchman, FAusIMM (CP), MAIG

Date: March 30, 2020